# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Opendoor Technologies Inc., CIK 0001801169
CUSIP: 683712103
Title of class of securities: Common stock, $0.0001 par value per share
Address of issuer's principal executive offices: 410 N. Scottsdale Road, Suite 1000, Tempe, Arizona (AZ), 85288
Date of event which requires filing of this statement: 11/13/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001009268

## Reporting persons
- D. E. Shaw & Co., L.P.: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 60,877,034; sole dispositive power 0; shared dispositive power 60,877,034; aggregate amount beneficially owned 60,877,034 (6.4% of the class)
  Comment: The percentage figures reported throughout this Schedule 13G are based upon 953,425,679 shares of common stock outstanding, composed of: (i) 772,845,479 shares of Common Stock outstanding as of October 30, 2025, as reported in the Issuer's Form 10-Q filed with the SEC on November 6, 2025, and (ii) 180,580,200 shares of Common Stock sold in a registered direct offering, as reported in the Issuer's Form 424B5 filed with the SEC on November 7, 2025.
- D. E. Shaw & Co., L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 60,673,813; sole dispositive power 0; shared dispositive power 60,673,813; aggregate amount beneficially owned 60,673,813 (6.4% of the class)
  Comment: The percentage figures reported throughout this Schedule 13G are based upon 953,425,679 shares of common stock outstanding, composed of: (i) 772,845,479 shares of Common Stock outstanding as of October 30, 2025, as reported in the Issuer's Form 10-Q filed with the SEC on November 6, 2025, and (ii) 180,580,200 shares of Common Stock sold in a registered direct offering, as reported in the Issuer's Form 424B5 filed with the SEC on November 7, 2025.
- D. E. Shaw Valence Portfolios, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 52,548,161; sole dispositive power 0; shared dispositive power 52,548,161; aggregate amount beneficially owned 52,548,161 (5.5% of the class)
  Comment: The percentage figures reported throughout this Schedule 13G are based upon 953,425,679 shares of common stock outstanding, composed of: (i) 772,845,479 shares of Common Stock outstanding as of October 30, 2025, as reported in the Issuer's Form 10-Q filed with the SEC on November 6, 2025, and (ii) 180,580,200 shares of Common Stock sold in a registered direct offering, as reported in the Issuer's Form 424B5 filed with the SEC on November 7, 2025.
- David E. Shaw: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 60,877,034; sole dispositive power 0; shared dispositive power 60,877,034; aggregate amount beneficially owned 60,877,034 (6.4% of the class)
  Comment: The percentage figures reported throughout this Schedule 13G are based upon 953,425,679 shares of common stock outstanding, composed of: (i) 772,845,479 shares of Common Stock outstanding as of October 30, 2025, as reported in the Issuer's Form 10-Q filed with the SEC on November 6, 2025, and (ii) 180,580,200 shares of Common Stock sold in a registered direct offering, as reported in the Issuer's Form 424B5 filed with the SEC on November 7, 2025.

## Item 1. Issuer
Name of issuer: Opendoor Technologies Inc.
Address of issuer's principal executive offices: 410 N. Scottsdale Road, Suite 1000, Tempe, AZ 85288

## Item 2. Person Filing
Name of person filing:
D. E. Shaw & Co., L.P.
D. E. Shaw & Co., L.L.C.
D. E. Shaw Valence Portfolios, L.L.C.
David E. Shaw
Address of principal business office or, if none, residence:
The business address for each reporting person is:
Two Manhattan West
375 Ninth Avenue, 52nd Floor
New York, NY 10001
Citizenship:
D. E. Shaw & Co., L.P. is a limited partnership organized under the laws of the state of Delaware.
D. E. Shaw & Co., L.L.C. is a limited liability company organized under the laws of the state of Delaware.
D. E. Shaw Valence Portfolios, L.L.C. is a limited liability company organized under the laws of the state of Delaware.
David E. Shaw is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
D. E. Shaw & Co., L.P.: 60,877,034 shares
This is composed of (i) 52,548,161 shares in the name of D. E. Shaw Valence Portfolios, L.L.C., (ii) 7,944,143 shares in the name of D. E. Shaw Oculus Portfolios, L.L.C., (iii) 181,409 shares under the name of D. E. Shaw Composite Portfolios, L.L.C., and (iv) 203,221 shares under the management of D. E. Shaw Investment Management, L.L.C.

D. E. Shaw & Co., L.L.C.: 60,673,813 shares
This is composed of (i) 52,548,161 shares in the name of D. E. Shaw Valence Portfolios, L.L.C. (ii) 7,944,143 shares in the name of D. E. Shaw Oculus Portfolios, L.L.C., and (iii) 181,409 shares under the name of D. E. Shaw Composite Portfolios, L.L.C.

D. E. Shaw Valence Portfolios, L.L.C.: 52,548,161 shares
This is composed of 52,548,161 shares in the name of D. E. Shaw Valence Portfolios, L.L.C.

David E. Shaw: 60,877,034 shares
This is composed of (i) 52,548,161 shares in the name of D. E. Shaw Valence Portfolios, L.L.C., (ii) 7,944,143 shares in the name of D. E. Shaw Oculus Portfolios, L.L.C., (iii) 181,409 shares under the name of D. E. Shaw Composite Portfolios, L.L.C., and (iv) 203,221 shares under the management of D. E. Shaw Investment Management, L.L.C.

David E. Shaw does not own any shares directly. By virtue of David E. Shaw's position as President and sole shareholder of D. E. Shaw & Co., Inc., which is the general partner of D. E. Shaw & Co., L.P., which in turn is the investment adviser of D. E. Shaw Valence Portfolios, L.L.C., D. E. Shaw Oculus Portfolios, L.L.C., and D. E. Shaw Composite Portfolios, L.L.C. and the managing member of D. E. Shaw Investment Management, L.L.C., and by virtue of David E. Shaw's position as President and sole shareholder of D. E. Shaw & Co. II, Inc., which is the managing member of D. E. Shaw & Co., L.L.C., which in turn is the manager of D. E. Shaw Valence Portfolios, L.L.C., D. E. Shaw Oculus Portfolios, L.L.C., and D. E. Shaw Composite Portfolios, L.L.C., David E. Shaw may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the 60,877,034 shares as described above constituting 6.4% of the outstanding shares and, therefore, David E. Shaw may be deemed to be the beneficial owner of such shares. David E. Shaw disclaims beneficial ownership of such 60,877,034 shares.
Percent of class:
D. E. Shaw & Co., L.P.: 6.4%
D. E. Shaw & Co., L.L.C.: 6.4%
D. E. Shaw Valence Portfolios, L.L.C.: 5.5%
David E. Shaw: 6.4%
Sole power to vote or to direct the vote:
D. E. Shaw & Co., L.P.: 0 shares
D. E. Shaw & Co., L.L.C.: 0 shares
D. E. Shaw Valence Portfolios, L.L.C.: 0 shares
David E. Shaw: 0 shares
Shared power to vote or to direct the vote:
D. E. Shaw & Co., L.P.: 60,877,034 shares
D. E. Shaw & Co., L.L.C.: 60,673,813 shares
D. E. Shaw Valence Portfolios, L.L.C.: 52,548,161 shares
David E. Shaw: 60,877,034 shares
Sole power to dispose or to direct the disposition:
D. E. Shaw & Co., L.P.: 0 shares
D. E. Shaw & Co., L.L.C.: 0 shares
D. E. Shaw Valence Portfolios, L.L.C.: 0 shares
David E. Shaw: 0 shares
Shared power to dispose or to direct the disposition:
D. E. Shaw & Co., L.P.: 60,877,034 shares
D. E. Shaw & Co., L.L.C.: 60,673,813 shares
D. E. Shaw Valence Portfolios, L.L.C.: 52,548,161 shares
David E. Shaw: 60,877,034 shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 3: Joint Filing Agreement, by and among the Reporting Persons, dated November 20, 2025.

## Signatures
- D. E. Shaw & Co., L.P.: /s/ Daniel R. Marcus, Daniel R. Marcus / Chief Compliance Officer (11/20/2025)
- D. E. Shaw & Co., L.L.C.: /s/ Daniel R. Marcus, Daniel R. Marcus / Authorized Signatory (11/20/2025)
- D. E. Shaw Valence Portfolios, L.L.C.: /s/ Daniel R. Marcus, Daniel R. Marcus / Authorized Signatory (11/20/2025)
- David E. Shaw: /s/ Daniel R. Marcus, Daniel R. Marcus / Attorney-in-Fact for David E. Shaw (11/20/2025)
Comment: Exhibit 1: Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co., Inc., in favor of the signatories hereto, among others, dated August 1, 2024.

Exhibit 2: Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co. II, Inc., in favor of the signatories hereto, among others, dated August 1, 2024.